EXHIBIT V
RECENT DEVELOPMENTS
The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2006 on Form 18-K filed with the SEC on October 1, 2007, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2006, as amended from time to time, the information in this section supersedes and replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2006.
GENERAL
     On April 14, 2008, discussions on the seventh review under the Republic’s Stand-by Arrangement were concluded and an agreement was reached with the authorities on a package of policies aimed at completing the seventh and final review under the Stand-By Arrangement. On May 9, 2008, the seventh review and disbursement of the remaining balance of SDR1 2.25 billion (approximately $3.65 billion at the time of the release) was approved by the IMF Executive Board, which completed the 19th Stand-By Arrangement. The Republic has not yet made a final decision on the framework for future relations with the IMF after the expiration of the Stand-By Arrangement on May 10, 2008.
     The Undersecretariat of the Turkish Treasury together with the World Bank launched the Country Partnership Strategy (“CPS”) of Turkey on February 28, 2008. The CPS covers the period between 2008 and 2011 and is designed to provide Turkey with financial and technical support. The CPS package, which envisages total financial support of $6.2 billion, consists of both investment and program loans. On June 20, 2008, it was announced that the Executive Board of the World Bank approved the Programmatic Public Sector Development Policy Loan-II (“PPDPL-II”) with a total funding of €255.4 million (approximately $400 million) under the CPS.
     On April 3, 2008, Standard & Poor’s revised the outlook for the Republic’s BB- foreign currency rating from stable to negative and on July 31, 2008, Standard & Poor’s revised the outlook for the Republic’s BB- foreign currency rating from negative to stable. As of July 30, 2008, the Republic’s foreign currency rating from Fitch Ratings is BB- with a stable outlook and its foreign currency rating from Moody’s is Ba3 with a stable outlook.
     On April 17, 2008, the Assembly approved a revised social security reform law (Law No. 5754), which addresses the objections raised by the Constitutional Court to the Social Insurance and General Health Insurance Law (Law No. 5510) while retaining most of its savings. The reform is expected to make a significant contribution to securing fiscal sustainability over the medium and long term. Law No. 5754 also establishes a new universal health insurance framework. To promote efficiency in this area, Law No. 5754 authorizes the Social Security Institution to set copayment rates for outpatient services that are differentiated between primary, secondary and tertiary levels. The social security reform law was approved by President Gül and published in the Official Gazette on May 8, 2008 (No. 26870).
     The Turkish social security system has recorded an increasing deficit in recent years. Social Security Institutions (“SSIs”) realized a deficit of 2.27% of GDP in 2002, 2.95% of GDP in 2003, 2.85% of GDP in 2004, 2.88% of GDP in 2005, 2.46% of GDP in 2006 and 2.92% of GDP in 2007. For 2008, the estimated

[1]	The Special Drawing Right, or SDR, serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.556360 on September 2, 2008.

deficit is 2.94% of GDP. The low premium collection rates and the increasing rate of health and insurance expenditures are the main factors for the increasing deficit of the social security system.
     On October 17, 2007, the Council of Ministers submitted the draft budget law for 2008 to the Assembly. The draft 2008 budget includes targets of approximately YTL222.6 billion for central government budget expenditures, YTL204.6 billion for central government budget revenues and approximately YTL18 billion for central government budget deficit as compared to the targets of YTL204.9 billion for central government budget expenditures, YTL188.2 billion for central government budget revenues and YTL16.7 billion for central government budget deficit in the 2007 budget. On November 22, 2007, the draft 2008 budget was approved by the Planning and Budget Commission. On December 14, 2007, the Assembly approved the budget law and on December 19, 2007, the President approved the budget law and published the approval in the Official Gazette dated December 28, 2007 (No. 26740). The 2008 budget was drawn up with the aim of achieving a primary surplus target for the consolidated government sector equivalent to 4.2% of GDP. However, with the announcement of the medium term fiscal framework on May 3, 2008, the primary surplus target for 2008 was reduced to 3.5% of GDP from 4.2% to accommodate recent policy initiatives such as labor market reform, local government reform and expediting investments in high yielding infrastructure projects.
     On November 27, 2007, the Assembly approved the Act on International Private Law and Procedural Law (Law No. 5718), which was published in the Official Gazette dated December 12, 2007 (No. 26728). Law No. 5718 primarily dictates the regulations that will be implemented for private law procedures and relationships, including foreign elements (e.g., place of residency and locale of performance), the international authority of the Turkish courts and the recognition of the foreign judgments and arbitration decisions.
     On February 20, 2008, the Assembly re-approved the Foundations Law (Law No. 5555) that was originally vetoed by former President Sezer and returned to the Assembly for review of the ninth article. The new law (Law No. 5737) allows foreigners to establish new foundations in Turkey on the principle of legal and actual reciprocity. Foundations will also be able to establish economic enterprises and companies on the condition that they notify Turkey’s foundations authority. Law No. 5737 was approved by President Gül and published in the Official Gazette on February 27, 2008 (No. 26800).
     On February 20, 2008, the Assembly approved the law on collection of certain past-due public receivables by reconciliation (Law No. 5736). These receivables include tax arrears, duties and accrued interest and penalties. The Law was approved by President Gül and published in the Official Gazette on February 27, 2008 (No. 26800).
     On April 30, 2008, the Assembly approved a law amending the Turkish Penal Code (Law No. 5759) which changed Article 301 of the Turkish Penal Code. Pursuant to Law No. 5759, the phrase “denigrating the Turkish identity” was replaced with “denigrating the Turkish nation” in an effort to eliminate the elusive definition of “Turkish identity”. Law No. 5759 also replaced the word “Republic” with the “Republic of Turkish State” in a similar context. The Law No. 5759 was approved by President Gül and published in the Official Gazette on May 8, 2008 (No. 26870).
     On May 15, 2008, a new labor market legislation was approved by the Assembly (Law No. 5763). This new labor market legislation would increase the budget allocated to the Active Labor Programs and enhance the functions of the Private Labor Offices while potentially decreasing the financial burden of employment. Law No. 5763 was published in the Official Gazette on May 26, 2008 (No. 26887).
     On July 1, 2008, an automatic price adjustment mechanism became effective in the energy sector. Under the new system, electricity prices will be fixed three times a year and natural gas prices will be fixed once a month taking into account foreign exchange rates, interest rates and oil prices, which is expected to improve financial viability of state economic enterprises operating in the energy sector.
     On July 2, 2008, the Assembly approved the Law on Special Provincial Administration and Municipality Revenues (Law No. 5779). Law No. 5779 aims to create a more transparent and equitable revenue-sharing formula by reforming the procedures by which the shares of Special Provincial Administrations and Municipalities are allocated from consolidated budget tax revenues. Law No. 5779 was published in the Official Gazette on July 15, 2008 (No. 26937).
     On July 9, 2008, the Assembly approved an amendment to the Energy Market Law (Law No. 5784) which is expected to facilitate the privatization of electricity generation facilities. Law No. 5784 was published in the Official Gazette on July 26, 2008 (No. 26948).
     On July 16, 2008, the Assembly approved an amendment to the Law on Debt Management and Public Finance (Law No. 5787) which includes new sections, including one regarding the utilization of derivative instruments for debt and cash flow management purposes. Law No. 5787 was published in the Official Gazette on July 23, 2008 (No. 26945).
     Currently a new Commercial Code is being discussed in Parliament. Under the proposed Commercial Code, among other things, companies would be required to prepare financial statements in accordance with International Financial Reporting Standards.
     As of August 31, 2008, at least 21 people in Turkey have tested positive for the deadly H5N1 strain of the bird flu virus (12 of which have been confirmed by the World Health Organization (the “WHO”), including 4 children who died from the disease). The most recent human case of the H5N1 strain of the bird flu virus in Turkey was reported on January 30, 2006. On January 22, 2008, a new H5N1 case in poultry was reported in the northern Black Sea region.
POLITICAL CONDITIONS
     On July 22, 2007, a general election was held in the Republic. Based on the final election results and subsequent moves by Assembly deputies, the following table sets forth the composition of the Assembly by total number of seats as of September 3, 2008:

Political Party	Number of Seats

Justice and Development Party (AKP)	339
Republican People’s Party (CHP)	98
Nationalist Action Party (MHP)	70
Democratic Society Party (DTP)	21
Democratic Socialist Party (DSP)	13
Independents	4
Great Union Party (BBP)	1
Freedom and Solidarity Party (ODP)	1
Vacant	3	[2]

Source: The Grand National Assembly of Turkey
     On February 9, 2008, the Assembly approved a constitutional amendments package that includes a statement in the Constitution to outlaw restrictions on rights to receive higher education for a reason not clearly stated by the law. The constitutional amendments package was submitted to the President for approval on February 12, 2008. Law No. 5735 was approved by President Gül and published in the Official Gazette on February 23, 2008 (No. 26796). On June 5, 2008, it was announced that the Constitutional Court annulled Law No. 5735.
     On March 14, 2008, a lawsuit was filed in the Constitutional Court to close down the ruling Justice and Development Party (“AKP”) for allegedly participating in anti-secular activities and to ban 71 AKP

[2]	The three vacant seats were held by two recently deceased members of the Assembly and President Gül who resigned from his parliamentary seat.

officials, including Prime Minister Tayyip Erdogan and President Gül from politics for five years. On March 31, 2008, it was announced that the Constitutional Court agreed to hear the petition on whether to close down the ruling AKP, and subsequently legal proceedings began on this matter. On July 30, 2008, the Constitutional Court announced its final verdict and the number of votes required to close down the ruling AKP was not attained, as a result of which the AKP was not closed down. The Constitutional Court did however, rule to halve the AKP’s state funding.
     On July 25, 2008, the 13th Penal Court of Istanbul agreed to hear a case against 86 people (including two senior retired army officials, one political party leader and a number of journalists and non-governmental organization members) accused of, among other things, inciting an armed insurrection, aiding a terrorist group and plotting to overthrow the government. The first hearing is scheduled to be held on October 20, 2008.
KEY ECONOMIC INDICATORS
•	On March 8, 2008 the Turkish Statistical Institute (“TURKSTAT”) announced a revision to the national accounts. Revised national accounts represent major improvements in methodology, coverage, consistency and international comparability of Turkey’s macro-economic statistics. The primary reason for the revision is the extension of coverage and improvement in the methodology. The revision to national accounts is a step toward convergence to the European System of Accounts (“ESA-95”) which is a more comprehensive methodology and includes an integrated set of national accounts.

•	As a result of the revision, TURKSTAT picked 1998 as the new base year for national income calculations, replacing the former base of 1987, and included new areas of the economy (including a broader range of manufacturing companies, participation banks, which are Islamic financial institutions, and internet service providers) in its national income calculations. As a result of these changes, GDP for 2006, calculated with a 1998 base year and with new areas of economy included, was 31.6% higher in current prices compared to GDP for the same year calculated under the old methodology with a 1987 base year. According to the new calculations, the number of companies in Turkey employing 10 people or more rose to 27,813 from a previous number of 11,293. Following the revision to the national accounts, the GNP figures will no longer be published as of the third quarter of 2007.

•	Annual GDP (at constant prices) in 2007 increased by 4.5%. In the fourth quarter of 2007, GDP (at constant prices) grew by an estimated 3.4% compared to the same period in 2006. In the third quarter of 2007, GDP (at constant prices) grew by an estimated 3.4% compared to the same period in 2006. In the second quarter of 2007, GDP (at constant prices) grew by an estimated 4.0% compared to the same period in 2006. In the first quarter of 2007, GDP (at constant prices) grew by an estimated 7.6% compared to the same period in 2006.
Gross Domestic Product

	GDP at Current	Percentage	GDP at Current	Percentage	GDP at	Percentage
	prices	change from	prices	change from	Constant prices	change from
	(in millions	prior year	(in millions of	prior year	(in millions	prior year
Years	of YTL)	(%)	US$)	(%)	of YTL)	(%)

1998	70,203	—	270,947	—	70,203	—
1999	104,596	49.0	247,544	-8.6	67,841	-3.4
2000	166,658	59.3	265,384	7.2	72,436	6.8
2001	240,224	44.1	196,736	-25.9	68,309	-5.7

	GDP at Current	Percentage	GDP at Current	Percentage	GDP at	Percentage
	prices	change from	prices	change from	Constant prices	change from
	(in millions	prior year	(in millions of	prior year	(in millions	prior year
Years	of YTL)	(%)	US$)	(%)	of YTL)	(%)

2002	350,476	45.9	230,494	17.2	72,520	6.2
2003	454,781	29.8	304,901	32.3	76,338	5.3
2004	559,033	22.9	390,387	28.0	83,486	9.4
2005	648,932	16.1	481,497	23.3	90,500	8.4
2006	758,391	16.9	526,429	9.3	96,738	6.9
2007	856,387	12.9	658,86	25.1	101,046	4.5

Source: TURKSTAT
•	For the month of August 2008, CPI decreased by 0.24 % and PPI decreased by 2.34%.

•	The Republic’s CPI and PPI in August 2008 increased by 11.77% and 14.67%, respectively, compared to the same month of the previous year. The official CPI year-end target for 2007 was 4%. The official CPI year-end target for 2008 is 4%. Annual inflation remained at high levels in 2007 due, in large part, to the rise in unprocessed food prices and an increase in the price of tobacco products. In the second quarter of 2008, owing to factors mainly beyond the control of monetary policy, such as increases in food, energy and administered prices, annual CPI was recorded as 10.61%. This exceeded the upper limit of the uncertainty band for CPI for the second quarter of 2008 which was set at 8.5%. The Central Bank has stated that it expects to respond with adjustments in monetary policy in order to be able to achieve and maintain price stability in the medium term.
Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band

	March	June	September	December
Uncertainty Band (Upper Limit)	9.10	8.50	8.30	6.0
Path Consistent with the Target	7.10	6.50	6.30	4.0
Uncertainty Band (Lower Limit)	5.10	4.50	4.30	2.0
•	On August 29, 2008, the Central Bank foreign exchange buying rate for U.S. dollars was YTL1.1746 per U.S. dollar, compared to an exchange buying rate of YTL1.3242 per U.S. dollar on August 29, 2007.

•	On August 19, 2008, the Government offered an interest rate of 18.98% for the 182-day Treasury Bill, compared to an interest rate of 18.58% for the 182-day Treasury Bill on August 20, 2007.

•	The industrial production index increased by 0.8% in June 2008 compared to June 2007 (year on year). The industrial production index increased 2.9% in June 2007 compared to June 2006 (year on year).

•	The following table indicates unemployment figures for 2007-2008:

2007	Unemployment rate	Number of unemployed

January	11%	2,675,000
February	11.4%	2,760,000
March	10.4%	2,562,000
April	9.8%	2,450,000
May	8.9%	2,265,000
June	8.8%	2,285,000
July	8.8%	2,296,000
August	9.2%	2,383,000
September	9.3%	2,405,000
October	9.7%	2,458,000
November	10.1%	2,350,000
December	10.6%	2,436,000,

2008	Unemployment rate	Number of unemployed

January	11.3%	2,567,000
February	11.6%	2,642,000
March	10.7%	2,496,000
April	9.6%	2,293,000
May	8.9%	2,164,000

Source: TURKSTAT
•	On May 30, 2007, it was announced that wage increases for public sector workers would be based on the actual inflation rate instead of a targeted inflation rate of 4%. On June 26, 2007, it was announced that the wages of public sector workers would be increased by 10% in 2007 and would be increased by 3% for each six-month period in 2008. The wages of civil servants were increased by 4% on average in the first half of 2008. The wages of civil servants would be increased by 3.96% on average in the second half of 2008. On August 16, 2008, it was announced that the wages of civil servants were increased by 8.4% on average effective from August 2008. On August 30, 2008, it was announced that the wages of civil servants will be increased by 8.7% on average in 2009 (consisting of 4% increase effective from January 1, 2009 and a further increase of 4.5% effective from July 1, 2009).

•	On December 18, 2007, the Central Bank announced its monetary policy details for the year 2008. It announced that the inflation target rates, which are “point targets” based on CPI with a band of 2% in either direction, are 4% for the years 2008, 2009 and 2010. The Monetary Policy Committee (“MPC”) plans to meet during the second or third week of each month and to make its interest rate decision publicly available on the same day as the MPC meeting. The Central Bank also plans to continue publishing a quarterly “Inflation Report”, a semiannual “Financial Stability Report” and a monthly “Price Developments” report in 2008. On June 3, 2008, it was announced that the inflation target rates for years 2009 and 2010 were revised upwards due to the risks posed by rising food and energy prices to the medium term inflation outlook. The inflation target rates for years 2009 and 2010 were revised to 7.5% and 6.5% respectively and the inflation target rate for year 2011 was set at 5.5%.
In its regular meeting held on August 14, 2008, the MPC decided to keep its short-term interest rates (policy rates) at the Central Bank Interbank Money Market and the Istanbul Stock Exchange Repo-Reverse Repo Market unchanged. As of August 31, 2008, the Central Bank overnight borrowing interest rate was 16.75%, and the Central Bank overnight lending interest rate was 20.25%. In its previous meeting, held on July 17, 2008, the MPC decided to raise its short-term interest rates by 50 basis points. Moreover, commencing on July 20, 2007, the Central Bank began to issue liquidity bills in addition to the then current instruments (such as repo-reverse repo transactions) used in open market operations to enhance the effectiveness of liquidity management when necessary.
TOURISM
•	From January to June 2008, net tourism revenues (according to the balance of payments presentation) increased by approximately 31% to approximately $5.7 billion from approximately $4.3 billion during the same period in 2007.

•	From January to July 2008, the number of foreign visitors visiting the Republic increased by approximately 15.3% to approximately 14,771,628 foreign visitors, as compared to approximately 12,808,264 foreign visitors during the same period in 2007.
FOREIGN TRADE AND BALANCE OF PAYMENTS
     Between January and June 2008, the trade deficit (according to the balance of payments presentation) increased by approximately 41.3% to approximately $28.8 billion, as compared to approximately $20.4 billion in the same period in 2007. Between January and June 2008, total goods imported (c.i.f.3) increased by 36.9% to approximately $105.8 billion, as compared to approximately $77.3 billion during the same period in 2007. The increase in imports was primarily driven by the demand for capital goods, intermediate goods and consumption goods. Between January and June 2008, capital goods, which are used in the production of physical capital, increased by approximately 22.4% over the same period in 2007. Between January and June 2008, intermediate goods, such as partly finished goods and raw materials, which are used in the production of other goods, increased by approximately 39.6% over the same period in 2007. Between January and June 2008, consumption goods increased by approximately 40.0% over the same period in 2007. Between January and June 2008, the current account deficit (“CAD”) increased by approximately 41.9% over the same period in 2007, from approximately $19.3 billion to approximately $27.3 billion.
     As of August 22, 2008, total gross international reserves of the Central Bank were approximately $78.9 billion (compared to $74.0 billion as of December 28, 2007), gold reserves were approximately $3.47 billion (compared to $2.76 billion as of December 28, 2007) and the Central Bank gross foreign exchange reserves were approximately $75.5 billion (compared to approximately $71.3 billion as of December 28, 2007).
     As of August 28, 2008, the Central Bank held approximately YTL7.3 billion in public sector deposits.
PUBLIC FINANCE AND BUDGET
•	In June 2008, the central government budget expenditures were approximately YTL14.6 billion and central government budget revenues were approximately YTL18.5 billion, compared to a consolidated budget expenditure of approximately YTL17.2 billion and a consolidated budget revenue of YTL14.6 billion during the same period in 2007.

•	In June 2008, the central government budget surplus was approximately YTL3.98 billion, compared to a consolidated budget deficit of YTL2.54 billion during the same period in 2007.

•	In June 2008, the central government budget primary surplus reached approximately YTL5.11 billion, compared to the central government budget primary surplus of YTL0.68 billion during the same period in 2007.

•	From January to June 2008, the central government budget expenditures were approximately YTL100.6 billion and central government budget revenues were approximately YTL102.5 billion, compared to a consolidated budget expenditure of approximately YTL100.7 billion and a consolidated budget revenue of YTL94.8 billion during the same period in 2007.

•	From January to June 2008, the central government budget surplus was approximately YTL1.9 billion, compared to a consolidated budget deficit of YTL5.9 billion during the same period in 2007.

•	From January to June 2008, the central government budget primary surplus reached approximately YTL22.7 billion, compared to the central government budget primary surplus of YTL21.0 billion during the same period in 2007.

[3]	c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.

     On December 18, 2007, the Republic announced its 2008 financing program. According to the 2008 financing program, the Republic expects to repay (including principal and interest) a total of approximately YTL149.7 billion of debt in 2008, of which approximately YTL130.8 billion constitutes domestic debt and approximately YTL18.9 billion constitutes external debt. The total borrowing target for the Republic in 2008 is approximately YTL106.9 billion, of which approximately YTL91.6 billion would consist of domestic borrowing and approximately YTL15.3 billion would consist of external borrowing. Other sources of funds in 2008 are expected to consist of primary surplus (which is targeted to yield YTL35 billion on a cash basis), collections from guaranteed receivables (which are targeted to yield YTL0.5 billion) and other sources including privatization revenues and revenues from SDIF (as defined below) (which are targeted to yield YTL9.2 billion).
     On May 3, 2008, a medium term fiscal framework that covers the period between 2008 and 2012 was announced. Under this framework, medium term public debt stock to GDP targets and primary surplus targets were announced. While forming this framework, recent policy initiatives such as labor market reform, local government reform and expediting investments in high yielding infrastructure projects such as the Southeastern Anatolian Project4 were taken into account. With this framework the Government announced that it has reduced the primary surplus target for 2008 to 3.5% of GDP from 4.2%. The primary surplus is expected to gradually decrease to 2.4% by 2012. Also, the debt to GDP ratio is expected to decline from 37% in 2008 to 30% in 2012.
PRIVATIZATION
     The Government’s plans for privatization include, among others, the remaining shares of Turk Telekom, Tekel, Turkish Airlines, sugar factories, electricity generators/distributors, toll roads and bridges and ports.
     Regarding the block sale of 100% of the shares of three electricity distribution companies, namely, Başkent Elektrik Dagitim A.Ş., Sakarya Elektrik Dagitim A.Ş. and Istanbul Anadolu Yakasi Elektrik Dagitim A.Ş., each operating in a different region, the bidding deadline for the privatization was initially announced as December 15, 2006 but was then postponed to January 19, 2007. On January 9, 2007, it was announced that the tenders for the three electricity distribution companies were postponed to a future date for the purpose of dispelling uncertainties in post-privatization investments and completing ongoing investment projects in these companies. The final bidding date for the Başkent and Sakarya Elektrik Dagitim A.Ş. was announced as June 10, 2008. On April 22, 2008, it was announced that the tender for the privatization of Istanbul Anadolu Yakasi Elektrik Dagitim A.Ş. was annulled. On April 30, 2008, the final bidding date for the privatization of two other distribution companies, namely Meram Elektrik Dagitim A.Ş. and Aras Elektrik Dagitim A.Ş., was announced as July 15, 2008. The privatization process of the remaining 15 electricity distribution companies is still pending. On July 1, 2008, it was announced that the consortium of Ak Enerji and CEZ won the tender for Sakarya Elektrik Dagitim A.Ş with a bid of $600 million and the consortium of Sabanci Holding and Verbund won the tender for the Başkent Elektrik Dagitim A.Ş with a bid of $1.225 billion. The privatizations are currently awaiting the approval of the Privatization High Council (“PHC”).
     On February 8, 2007, it was announced that the PHC decided to privatize 51% of the shares of Petkim Petrokimya Holding A.Ş. (“Petkim”), a petrochemical corporation, through a block sale. On March 16,

[4]	The Southeastern Anatolia Project (GAP) is a multi-sector, integrated regional development effort based on sustainable development. The objectives of the project include the improvement of living standards and income levels so as to reduce regional development disparities and contribute to such national goals as social stability and economic growth through the enhancement of productivity and employment opportunities in rural areas. The project covers nine administrative provinces, namely, Adiyaman, Batman, Diyarbakir, Gaziantep, Kilis, Mardin, Siirt, Sanliurfa and Sirnak.

2007, the Privatization Administration announced the tender for the block sale of 51% of the shares of Petkim. The bidding deadline for the privatization was announced as June 15, 2007. On June 7, 2007, it was announced that the bidding deadline for the privatization of Petkim was extended to June 25, 2007. On July 5, 2007, it was announced that the consortium of TransCentralAsia Petrochemical Holding made the highest bid of $2.05 billion and the consortium of Socar-Turcas-Injaz made the second highest bid of $2.04 billion for 51% of the shares of Petkim. On October 16, 2007, it was announced that the tender committee decided to submit the consortium of Socar-Turcas-Injaz’s offer to the Competition Board for approval. There was no official announcement as to why the second highest bid was selected rather than the first highest bid. On November 9, 2007, it was announced that the Competition Board authorized the sale of Petkim to Socar-Turcas-Injaz. On November 22, 2007, the PHC approved the sale of Petkim to Socar-Turcas-Injaz. On December 27, 2007, it was announced that the Council of State suspended the sale of Petkim to Socar-Turcas-Injaz, ruling that the privatization of Petkim does not provide for public benefit. On March 19, 2008, it was announced that the Council of State rejected the case against the cancellation of the privatization of Petkim but the appeals process is still continuing. On May 30, 2008, it was announced that the block sale agreement was signed and the transfer of Petkim to Socar-Turcas-Injaz for $2.04 billion was finalized.
     On March 21, 2007, Sama Dubai Istanbul Real Estate, a unit of Dubai Holding, was declared the winner of the auction for a land plot in Levent owned by the Istanbul Transportation Authority (“IETT”) with the highest bid of $705.5 million. However, several legal actions, including actions to cancel the sale of the real estate, have been initiated in connection with this tender by several non-governmental organizations, including the Turkish Chamber of Architects and the Turkish Chamber of Civil Engineers. These organizations claimed that the proposed development that was to be constructed on this land plot would be too high, and therefore would cause extra burden to Istanbul’s infrastructure and would not be in character with the city’s skyline. As a result, Sama Dubai Istanbul Real Estate did not pay the tender consideration, citing these legal actions. On July 13, 2007, the Istanbul Metropolitan Municipality announced that a legal investigation had been initiated against Sama Dubai Istanbul Real Estate because the tender consideration was not paid on the due date. In September 2007, the court rejected the actions to cancel the sale of the real estate, ruling that the non-governmental organizations that launched these actions did not have appropriate standing to challenge the result of the tender.
     On July 23, 2007, the Privatization Administration announced the tender for the privatization of Mazıdağı Phosphate Enterprise which is owned by Sumer Holding A.Ş. The bidding deadline for this privatization was announced as November 8, 2007 and two bids were received for this privatization. However, only one firm, Toros Tarım San. & Tic. A.Ş. attended final talks held on November 20, 2007 and submitted a bid of $7.25 million. The privatization is currently awaiting the approval of the PHC.
     On October 9, 2007, the PHC’s decision on the privatization of Türkşeker A.Ş. (Turkish Sugar Factories A.Ş.) and the privatization of SUMERHALI (a carpet firm) was published in the Official Gazette (No. 26668). According to the PHC’s decision, Türkşeker A.Ş will be privatized through sale of assets. The privatization process is expected to be finalized within 24 months. Also, according to the PHC’s decision, SUMERHALI will be privatized through sale and the privatization process is envisaged to be finalized within one year.
On October 10, 2007, the Privatization Administration announced the tender for the privatization of power stations owned by Ankara Doğal Elektrik Üretim ve Ticaret A.Ş. It was also announced that one of these power stations would be privatized through sale while all others would be privatized through transfer of operational rights. The bidding deadline for this privatization was initially announced as January 7, 2008 and subsequently postponed to February 22, 2008. Thirty bids were received for this privatization. On March 5, 2008, it was announced that Zorlu Enerji won the tender for nine power stations with a bid of $510 million. The PHC decision approving the privatization of power stations to Zorlu Enerji was published in the Official Gazette on May 9, 2008 (No. 26871).
On October 26, 2007, the Privatization Administration announced the tender for the privatization of TEKEL (assets in relation to cigarette production). The bidding deadline for this privatization was initially announced as January 25, 2008 and on January 11, 2008 the bidding deadline was postponed to February 18, 2008. Four bids were received for this privatization. British American Tobacco Tutun Mamulleri Sanayi ve Ticaret A.Ş. submitted the highest bid of $1.72 billion. On April 24, 2008, the approval of the TEKEL privatization by the PHC was published in the Official Gazette.(No. 26856)
     On November 16, 2007, the Privatization Administration announced the tender for the privatization of 33.5% of the shares of NITRO-MAK (a producer of emulsion type explosives) owned by Sumer Holding A.Ş. through an asset sale. The bidding deadline for this privatization was announced as December 13, 2007. Two bids were received for this privatization. The consortium of Altay Endüstri Yatırımları ve Ticaret A.Ş., Altay Kollektif Şirketi, M. Murat DURAL ve Ortağı, ANG Ali Nihat Gökyiğit Yatırım Holding A.Ş.,VİEM Ticari ve Sanayi Yatırımları Ltd. Şti. submitted the highest bid of $19.6 million. The privatization is currently awaiting the approval of the PHC.
     On November 23, 2007, the Privatization Administration announced the tender for the privatization of Barit (a mineral grinding plant) through an asset sale. Barit is currently owned by Sumer Holding A.Ş. The bidding deadline for this privatization was January 3, 2008. Four bids were received for this privatization. AS Çimento Sanayi ve Ticaret A.Ş. submitted the highest bid of $5.6 million. The privatization is currently awaiting the approval of the PHC.
     On November 29, 2007, the Competition Board approved the sale of UN Ro-Ro (a Turkish shipping company) to US private equity firm Kohlberg Kravis Roberts & Co (“KKR”). The sale of UN Ro-Ro to KKR was completed on December 13, 2007. The transaction resulted in payment of cash consideration of €910 million (approximately $1.36 billion as of February 1, 2008).
     Other significant privatizations completed in 2007 include the asset sale of Deveci Iron mine ($21.5 million), the transfer of operational rights of the Mersin Port ($755 million), the sale of a land plot in Levent owned by the General Directorate of Highways in Istanbul ($800 million), the sale of Celik Palace Hotel owned by Emekli Sandıgı ($38.9 million) and the sale of real estate owned by Sumer Holding A.Ş. ($58 million).
     On January 23, 2008, the Privatization Administration announced that it had selected a consortium lead by Deutsche Bank-Garanti Yatirim Kiymetler A.Ş. to serve as advisor on the initial public offering of 15% of the stock of Turk Telecom. On May 7-9, 2008, the public offering for 15% of the stock of Turk Telekom was completed at 4.6 YTL per share and a total of approximately $1.9 billion was raised. The shares began trading on the Istanbul Stock Exchange on May 15, 2008.
     On February 20, 2008, the Privatization Administration announced the tender for the privatization of the Bandırma Port and Samsun Port through the transfer of operational rights for 36 years. These ports are currently owned by Turkish State Railways (“TCDD”). The bidding deadline for this privatization was April 22, 2008. Eighteen bids were received for this privatization. The final negotiations for the privatization tenders for both Bandırma and Samsun Ports were completed on May 16, 2008. The highest bid for Bandirma Port was by Çelebi Ortaklık Girişim Grubu for $175.5 million and the highest bid for Samsun Port was by Ceynak Lojistik Ticaret A.Ş. for $125.2 million. These privatizations are currently awaiting the approval of the PHC.
     On July 3, 2007, the PHC approved the transfer of operational rights of the Izmir Port (for a consideration of $1.3 billion) and the related decision was published in the Official Gazette dated July 4, 2007 (No. 26572). However, on February 28, 2008, it was announced that the Council of State suspended the sale of Izmir Port. On November 22, 2007, the PHC approved the transfer of operational rights of the Derince Port (for a consideration of $195.25 million).
     On July 16, 2008, the Privatization Administration announced the tender for selecting the advisor to the privatization of the power stations of Elektrik Üretim A.Ş.

     On August 19, 2008, it was announced that the Council of State has suspended the privatization of nine toll-roads and two Bosporus bridges, claiming that the existing legal framework does not allow for privatizations of these assets.
     Several privatizations that are currently in the approval stage may be challenged in Turkish courts. Such legal challenges can cause delays in the privatization process and may, on occasion, as in the case of the sale of 65.76% of the shares in Tupras to Efremov Kautschuk GmbH in 2003 and 2004, lead to the cancellation of the previous privatization decisions.
BANKING SYSTEM
     As of August 31, 2008, the Savings and Deposit Insurance Fund (“SDIF”) had taken over 22 private banks since 1997.
     The SDIF is continuing its efforts to recover claims and sell off assets inherited from banks taken over by the SDIF. As of May 14, 2008, the SDIF had already signed protocols with 17 former owners of failed banks regarding the settlement of their debts to the SDIF. The SDIF has begun selling non-related party loans of failed banks through loan auctions and is also taking steps to dispose of its holdings of shares in companies and other assets taken over by the SDIF.
     On February 6, 2008, SDIF signed a supplementary protocol with Toprak Group. Under this protocol, SDIF discounted some of Toprak Group’s debt as Toprak Group made early repayment of $363 million to SDIF.
     On October 4, 2007, it was announced that SDIF would sell ATV-Sabah Group (a media firm) and the final date for prequalification was set as October 15, 2007. On October 11, 2007, it was announced that the tender schedule for this sale was postponed and the deadline for prequalification was postponed to November 9, 2007 due to demands from investors and Bayram (a religious holiday). On October 30, 2007, it was announced that the deadline for prequalification was postponed from November 9, 2007 to November 19, 2007, again, due to demands from investors. On December 5, 2007, only one firm, Çalık Group, submitted a bid of $1.1 billion, the minimum price for the assets, and the tender committee accepted the bid. On December 6, 2007, it was announced that SDIF approved the bid of $1.1 billion for ATV-Sabah and submitted the bid to the Competition Board and the Radio and Television Supreme Board (“RTÜK”) for their approval. On February 21, 2008, the SDIF Board approved the sale of ATV-Sabah upon the approval from the Competition Board and the RTÜK.
     On January 25, 2008, SDIF signed a protocol with Deniz A.Ş., the legal representative of EGS Group. Debt of EGS Bank A.Ş. is envisioned to be liquidated in 12 years. Under this protocol, the company’s assets will be sold after the market value of these assets has increased and/or the collection of revenues has increased as much as possible until sale of the company.
     On February 22, 2008, it was announced that SDIF had taken over Yasemin Turizm ve Ticaret A.Ş. to collect losses which were incurred by İnterbank A.Ş.
     On March 9, 2008, it was announced that SDIF would sell the media companies under the control of Erol Aksoy Group.
     On July 18, 2007, it was announced that Saudi National Commercial Bank (“NCB”) had reached an agreement with Boydak Group and Ülker Group to acquire 60% of Turkiye Finans for $1.08 billion. The transaction was completed on March 31, 2008.
     On July 31, 2007, it was announced that National Bank of Kuveit (“NBK”) signed an agreement with Turkish Bank to acquire 40% of Turkish Bank for $160 million. The transaction was completed on March 11, 2008.

DEBT
     The Central Government’s total domestic debt stock was approximately YTL261.1 billion as of July 2008, compared to approximately YTL256.1 billion as of June 2007.
     In July 2008, the average maturity of Turkey’s domestic borrowing was 31.9 months, compared to 29.6 months in July 2007. The average annual interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was 20.5% in July 2008, compared to 17.6% in July 2007.
     The total gross outstanding external debt of the Republic was approximately $247 billion (at then-current exchange rates) at the end of the last quarter of 2007.
     Since January 1, 2007, the Republic has issued the following external debt:
•	$500 million of global notes on January 17, 2007, which mature on March 17, 2036 and have a 6.875% annual interest rate;

•	$500 million of global notes on January 17, 2007, which mature on September 26, 2016 and have a 7.00% annual interest rate;

•	EUR1.25 billion of Eurobonds on February 2, 2007, which mature on April 2, 2019, and have a 5.875% annual interest rate;

•	$750 million of global notes on February 23, 2007, which mature on June 5, 2020, and have a 7.00% annual interest rate; and

•	$1.25 billion of global notes on October 3, 2007, which mature on April 3, 2018, and have a 6.75% annual interest rate.

•	$1 billion of global notes on January 15, 2008, which mature on April 3, 2018, and have a 6.75% annual interest rate.

•	$1 billion of global notes on March 5, 2008, which mature on March 5, 2038, and have a 7.25% annual interest rate.

•	$500 million of global notes on June 24, 2008, which mature on March 15, 2015 and have a 7.25% annual interest rate;
INTERNATIONAL RELATIONS
     As a result of the continuing violence and civil unrest in Iraq, neighboring countries, including the Republic, have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures. The Republic continues to be affected by the consequences of conflicts in other countries in the Middle East, including Iraq, and has been the victim of isolated terrorist attacks.
     On October 17, 2007, the Parliament gave authorization to the government for possible cross-border military operations in northern Iraq for a one-year period. On November 2007, the government gave authorization to the Turkish Army for possible cross-border military operations in northern Iraq and the first operation was executed in December 1, 2007. As of February 19, 2008, the Republic had executed six air strike operations. On February 22, 2008, the Turkish army launched a ground operation in northern Iraq which was completed on February 29, 2008. The Republic has cooperated with Iran by sharing information on certain of these military strikes into northern Iraq.

     On November 20, 2007, an Electricity Collaboration Agreement was executed with the Islamic Republic of Iran which contemplates the building of new thermal power plants (one in the Republic and two in Iran), building a hydroelectric power plant in Iran and improving the electricity transmission lines between the Republic and Iran. The task of improving electricity transmission lines is the responsibility of Turkish Electricity Transmission Company and thermal and hydroelectric power plants are planned to be built by both countries’ private sectors jointly. Furthermore, a similar collaboration on natural gas may be executed in the future between the two countries pursuant to a letter of intent signed in Ankara on July 13, 2007. Under this letter of intent, the Republic and Iran agreed on transporting Iranian gas to Europe through the Republic, and transporting Turkmeni gas to Europe through Iran and the Republic.
     Regarding the EU accession process, on March 29, 2007, negotiations on the “Enterprise and Industrial Policy” chapter (Chapter 20) were opened. This is the second chapter to be negotiated since the official opening of membership talks in October 2005. The conclusion of the chapter is subject to two benchmarks. Chapter 20 will not be provisionally closed unless the Republic meets its obligation to implement the customs union protocol and provides the EU Commission with a revised comprehensive industrial policy strategy aimed at strengthening the Republic’s industrial competitiveness. Moreover, Position Papers on the “Education and Culture” (Chapter 26), “Economic and Monetary Policy” (Chapter 17), “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) chapters were submitted by the Republic and the position of the EU regarding the “Education and Culture” chapter has not yet been announced. On June 26, 2007, negotiations on the “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) chapters were opened. The conclusion of negotiations of these chapters is conditional on satisfying two and five benchmarks respectively. Recently, a Position Paper on “Consumer and Health Protection” (Chapter 28) was submitted by the Republic and the position of the EU regarding this chapter is being awaited. On December 19, 2007, negotiations on the “Consumer and Health Protection” (Chapter 28) and “Trans-European Networks” (Chapter 21) chapters were opened. The conclusion of these chapters is conditional on satisfying one and five benchmarks respectively. On June 17, 2008, negotiations on the “Company Law” (Chapter 6) and “Intellectual Property Law” (Chapter 7) chapters were opened (both with closing benchmarks). In total, the Republic has eight chapters that have been opened for negotiation since the official opening of membership talks in October 2005, one of which (“Science and Research” Chapter (No. 25)) has been provisionally closed.
     On April 17, 2007, the Government announced “The Republic’s Programme for Alignment with the EU Acquis 2007-2013”. This document is a comprehensive roadmap and aims to be in alignment with the acquis. It is structured on the basis of 33 negotiation chapters and lists 200 primary and 600 secondary legal arrangements to be made during the 2007-2013 period. It also includes a timetable on when the measures will be taken. The EU announced that it welcomed the Republic’s reform action plan aimed at bringing the Republic in line with the procedures needed to join the EU. As a continuation of this process, all Turkish public institutions have determined legal arrangements to be made on a quarterly basis in order to arrange priorities in terms of alignment with the acquis. These legal arrangements have not yet been announced.
     On November 6, 2007, the European Commission released the 2007 Progress Report on the Republic’s course of accession into the EU. Among its conclusions, the Progress Report notes that although the Republic continues to sufficiently fulfill the Copenhagen political criteria, further efforts are needed in some areas, particularly concerning freedom of expression, women’s rights, trade union rights, fight against corruption and civilian control of the military. The Progress Report also points out that there is a need for the Republic to make more progress to develop the economic and social conditions of the East and Southeast regions of the country. On the Cyprus issue, the Progress Report notes that despite the continued support of the Republic for UN efforts to find a comprehensive settlement of the Cyprus problem, the Republic needs to fully implement the Additional Protocol to the Ankara Agreement and to make progress to normalize bilateral relations with the Greek Cypriot Administration. With regards to the Republic’s economy, the Progress Report concludes that the Republic can be regarded as a functioning market economy and has improved its ability to take on the obligations of membership. In this regard, the Republic has made progress in most areas, and alignment has advanced in certain areas. However, alignment needs to be pursued in certain other areas such as free movement of services, state aid and agriculture. As regards financial assistance, in 2007, the EU made available some €500 million through the Instrument for Pre-accession Assistance for the Republic’s use.
     On February 18, 2008, the European Council Decision on the principles, priorities, and conditions contained in the Accession Partnership with the Republic was published in the Official Journal of the European Union dated February 26, 2008.
     On July 25, 2008, it was announced that Turkish Cypriot leader Mehmet Ali Talat and the Greek Cypriot leader Demetris Christofias will launch comprehensive reunification talks on September 3, 2008.
     On August 18, 2008, it was announced that the process for the preparation of the Third National Program of Turkey for the Adoption of the EU Acquis Communautaire has been commenced. The National Program is going to outline the proposed Government actions over the next four years which include a number of legislative and regulatory changes, including constitutional amendments, which aims to put the Republic closer to harmonizing its laws with those of the European Union.